Subject to Completion

Preliminary Pricing Supplement dated September 1, 2006

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Callable Target Return Notes

Linked to the British Pound/United States Dollar Exchange Rate

due October     , 2009

(the “Notes”)

$10 principal amount per unit

The Notes:

•   The Notes are designed for investors who believe that the British pound will depreciate moderately relative to the United States dollar over the term of the Notes and are willing to risk receiving no return on the Notes if the British pound/United States dollar exchange rate (the “GBP/USD Exchange Rate”) is above the specified trigger level at certain observation dates, as more fully described in this pricing supplement.

•   We will pay interest on the $10 principal amount per unit of the Notes quarterly, at the rate of 12% per year, on January     , April     , July      and October      of each year, if the GBP/USD Exchange Rate on the observation date preceding each interest payment date is equal to or lower than a level expected to be between 97.00% to 99.00% of the level of the GBP/USD Exchange Rate on the date the Notes are priced for initial sale to the public, as described in this pricing supplement. If the GBP/USD Exchange Rate has not decreased sufficiently on an observation date, you will not receive any interest payments on the corresponding interest payment date.

•   We may call the Notes on October     , 2007 and on any interest payment date thereafter. If we call the Notes, you will receive an amount equal to the principal amount of your Notes plus accrued and unpaid interest, if any.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.            .

•   The settlement date for the Notes is expected to be October     , 2006.

Payment on the maturity date:

•   The Notes are 100% principal protection on the maturity date. This means that on the maturity date, if we have not previously called your Notes, you will receive the $10 principal amount per unit plus accrued and unpaid interest, if any.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-6 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit respectively and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is September     , 2006.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-6
DESCRIPTION OF THE NOTES	PS-10
THE GBP/USD EXCHANGE RATE	PS-12
UNITED STATES FEDERAL INCOME TAXATION	PS-14
ERISA CONSIDERATIONS	PS-17
USE OF PROCEEDS AND HEDGING	PS-18
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-18
EXPERTS	PS-18
INDEX OF CERTAIN DEFINED TERMS	PS-19

Medium-Term Notes, Series C Prospectus Supplement
(the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock,
Depositary Shares and Common Stock Prospectus Supplement
(the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Callable Target Return Notes Linked to the British Pound/United States Dollar Exchange Rate due October     , 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the British pound/United States dollar exchange rate (the “GBP/USD Exchange Rate”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October     , 2009, unless previously called by us, as described in this pricing supplement. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be any time in September or October, the settlement date may occur in September instead of October and the maturity date may occur in September instead of October. Accordingly, the interest payment dates would be in December, March, June and September of each year instead of January, April, July and October of each year. Any reference in this pricing supplement to the month in which the settlement date, maturity date or interest payment dates will occur is subject to change as specified above.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the GBP/USD Exchange Rate and what does the GBP/USD Exchange Rate reflect?

Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), will determine the GBP/USD Exchange Rate as described in the section entitled “The GBP/USD Exchange Rate” in this pricing supplement. The GBP/USD Exchange Rate reflects the number of United States dollars for which one British pound can be exchanged. The GBP/USD Exchange Rate decreases as the value of the British pound declines relative to the United States dollar and increases as the value of the British Pound Sterling increases relative to the United States dollar.

How has the GBP/USD Exchange Rate performed historically?

We have included a table and a graph showing historical month-end levels of the GBP/USD Exchange Rate from January 2001 through July 2006. The table and graph are included in the section entitled “The GBP/USD Exchange Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the British pound relative to the United States dollar in various economic environments; however, this past performance is not necessarily indicative of how the GBP/USD Exchange Rate will fluctuate in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if we have not previously called the Notes, you will receive a cash payment per unit equal to the principal amount plus accrued and unpaid interest, if any.

Will I receive interest payments on the Notes?

You will receive quarterly interest payments at the rate of 12% per year on the $10 principal amount per unit on January     , April     , July      and October      of each year if the level of the GBP/USD Exchange Rate is equal to or lower than the Trigger Level on the seventh Business Day (as defined herein) immediately preceding each interest payment date (each an “Observation Date”).

If on an Observation Date the level of the GBP/USD Exchange Rate is above the Trigger Level, you will not receive an interest payment on the interest payment date immediately succeeding such Observation Date. If the level of the GBP/USD Exchange Rate is above the Trigger Level on every Observation Date during the term of the Notes, you will only receive the principal amount per unit of your Notes on the maturity date, resulting in a substantial economic opportunity loss to you.

The “Trigger Level” will be a level of the GBP/USD Exchange Rate between 97.00% and 99.00% of the Starting Value. We will disclose the Trigger Level to you in the final pricing supplement delivered in connection with the sale of the Notes.

The “Starting Value” will be the level of the GBP/USD Exchange Rate at 10:00 a.m., New York City time, on the Pricing Date. We will disclose the Starting Value to you in the final pricing supplement delivered in connection with the sale of the Notes.

If any interest payment date is not a Business Day, you will receive payment of any accrued and unpaid interest on the following Business Day without any additional interest.

How does the call feature work?

We may call the Notes on October     , 2007 and on any interest payment thereafter (the day on which the call occurs, if any, being the “Call Date”) by giving notice to the trustee of the Notes at least seven Business Days prior to the Call Date as described in this pricing supplement. If we call the Notes we will pay you an amount per unit equal to the principal amount plus accrued and unpaid interest, if any.

So long as DTC, or its nominee, is the registered holder of the Notes, notice of any election to exercise the call option will be forwarded as described in the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

What about taxes?

You will generally be required to include payments of interest on a Note in income as ordinary interest at the time such payments are accrued or received (in accordance with your regular method of tax accounting). For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current GBP/USD Exchange Rate. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the GBP/USD Exchange Rate and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit of your Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the interest payments, if any. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

On each Observation Date, if the level of the GBP/USD Exchange Rate is not equal to or lower than the Trigger Level, you will not receive any interest on your Notes on the following interest payment date. This is true even if the GBP/USD Exchange Rate was equal to or lower than the Trigger Level at some time over the term of the Notes but not on the Observation Dates. If the GBP/USD Exchange Rate is above the Trigger Level on every Observation Date during the term of the Notes, you will only receive the principal amount per unit of your Notes on the maturity date, resulting in a substantial economic opportunity loss to you.

The Notes are subject to being called at our option

We may call all of the Notes on October     , 2007 and on each interest payment date thereafter. In the event that we elect to call the Notes, you will receive only the principal amount per unit of your Notes, plus any accrued and unpaid interest to but excluding the Call Date, and you will not be entitled to receive the benefit any further interest payments. Your Notes are less likely to be called during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes, and more likely to be called during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar-denominated debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the GBP/USD Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the GBP/USD Exchange Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The value of the United States dollar and the British pound is affected by many complex factors

The value of any currency, including the United States dollar and the British pound, may be affected by complex political and economic factors. The GBP/USD Exchange Rate is at any moment a result of the supply and demand for the United States dollar and the British pound, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and in Great Britain, including economic and political developments in those countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in the United States and in Great Britain all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Even though currency trades around-the-clock, your Notes will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the United States dollar and the British pound are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the GBP/USD Exchange Rate used to determine interest payments. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can determine the GBP/USD Exchange Rate from publicly available information, we will not publish the GBP/USD Exchange Rate over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the GBP/USD Exchange Rate and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the GBP/USD Exchange Rate may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in value in the British pound relative to the United States dollar. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The GBP/USD Exchange Rate is expected to affect the trading value of the Notes. We expect the trading value of the Notes will depend substantially on the degree by which the GBP/USD Exchange Rate either exceeds or is lower than the Trigger Level. In general, the greater the amount by which the GBP/USD Exchange Rate is lower than the Trigger Level, the greater the increase in the trading value of the Notes. Conversely the greater the amount the GBP/USD Exchange Rate exceeds the Trigger Level, the greater the decrease in the trading value of the Notes.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. In addition, increases in United States interest rates relative to interest rates in Great Britain may decrease the forward value of the United States dollar relative to the British pound on futures markets, which would generally tend to decrease the value of the Notes, and decreases in United States interest rates relative to interest rates in the Great Britain may increase the forward value of the United States dollar relative to the British pound on futures markets, which would generally tend to increase the value of the Notes. Increases in interest rates in the Great Britain relative to United States interest rates may decrease the forward value of the British pound relative to the United States dollar on futures markets, which would tend to increase the value of the Notes, and decreases in interest rates in Great Britain relative to United States interest rates may increase the forward value of the British Pound relative to the United States dollar, which would generally tend to decrease the value of the Notes.

Changes in the volatility of the GBP/USD Exchange Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the GBP/USD Exchange Rate increases or decreases, the trading value of the Notes may be adversely affected.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease in the GBP/USD Exchange Rate over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of determining, among other things, the interest payments on the Notes. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the GBP/USD Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the GBP/USD Exchange Rate is unavailable. See the section entitled “The GBP/USD Exchange Rate” in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the principal amount due on the maturity date and interest on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on October     , 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

The Notes may be called by ML&Co. as described below. The Notes will not be subject to repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, unless the Notes have been previously called by us, you will be entitled to receive a cash payment per unit equal to the principal amount plus accrued and unpaid interest, if any.

Interest

You will receive quarterly interest payments at the rate of 12% per year on the $10 principal amount per unit on January     , April     , July      and October      of each year if the level of the GBP/USD Exchange Rate is equal to or lower than the Trigger Level on the seventh Business Day immediately preceding each interest payment date (each an “Observation Date”).

If on an Observation Date the level of the GBP/USD Exchange Rate is above the Trigger Level, you will not receive an interest payment on the interest payment date immediately succeeding such Observation Date. If the level of the GBP/USD Exchange Rate is above the Trigger Level on every Observation Date during the term of the Notes, you will only receive the principal amount per unit of your Notes on the maturity date, resulting in a substantial economic opportunity loss to you.

The “Trigger Level” will be a level of the GBP/USD Exchange Rate expected to be between 97.00% and 99.00% of the Starting Value. We will disclose the Trigger Level to you in the final pricing supplement delivered in connection with the sale of the Notes.

The “Starting Value” will be the level of the GBP/USD Exchange Rate at 10:00 a.m., New York City time, on the Pricing Date. We will disclose the Starting Value to you in the final pricing supplement delivered in connection with the sale of the Notes.

We will pay interest on each interest payment date to the persons in whose names the Notes are registered at the close of business on the immediately preceding Observation Date. Notwithstanding the foregoing, if called by ML&Co., the final payment of interest, if any, will be paid to the person to whom ML&Co. delivers the principal amount of the Notes on the maturity date or the Call Date, as applicable. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of the delayed payment.

“Business Day” means any day other than a Saturday or a Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

Call at the Option of ML&Co.

ML&Co., in its sole discretion, may call the Notes, in whole but not in part, on October     , 2007 and on each interest payment date thereafter (the date on which the call, if any, occurs being the “Call Date”) for an amount equal to the principal amount per unit of the Notes plus accrued and unpaid interest, if any, by giving notice to the trustee on any Business Day at least seven Business Days prior to the Call Date. The notice to the trustee will specify the Call Date. The trustee will provide notice of the call election to the registered holders of the Notes no later than the Observation Date preceding the Call Date.

The depositary, as the registered holder, will receive the notice of the call. So long as the depositary is the registered holder of the Notes, notice of our election to exercise the call option will be forwarded as more fully described under “Description of Debt Securities—Depositary” in the accompanying prospectus.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit of the Notes, will be equal to the principal amount per unit plus accrued and unpaid interest, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of a holder of the Notes may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 principal amount per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE GBP/USD EXCHANGE RATE

The GBP/USD Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the United States dollar and the British pound. The GBP/USD Exchange Rate declines when the British pound depreciates relative to the United States dollar and increases when the British pound increases relative to the United States dollar. The GBP/USD Exchange Rate is expressed as a rate that reflects the amount of United States dollars that can be exchanged for one British pound.

The “GBP/USD Exchange Rate” will be the currency exchange rate in the interbank market quoted as one British pound in United States dollars as reported by Reuters Group PLC (“Reuters”) on page 1 FED, or any substitute page thereto. For purposes of determining the Starting Value and whether the GBP/USD Exchange Rate is equal to or lower than the Trigger Level on an Observation Date, such currency exchange rate will be that reported by Reuters on page 1 FED, or any substitute page thereto, or calculated in accordance with any substitute procedure, as described below, at approximately 10:00 a.m. in The City of New York on the relevant date. If the GBP/USD Exchange Rate is not so quoted on Reuters page 1 FED, or any substitute page thereto, then the GBP/USD Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on such date, then the GBP/USD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide such spot quotations, then the GBP/USD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the GBP/USD Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at 10:00 a.m., New York City time, on the relevant date.

The following table sets forth the historical month-end levels of the GBP/USD Exchange Rate at 10:00 a.m., New York City time, for each month from January 2001 through July 2006. This historical data is not necessarily indicative of the future performance of the GBP/USD Exchange Rate or what the value of the Notes may be. Any upward or downward trend in the historical level of the GBP/USD Exchange Rate during any period set forth below is not an indication that the GBP/USD Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	Monthly Closing Values
	2001	2002	2003	2004	2005	2006
January	1.4628	1.4135	1.6451	1.8168	1.8870	1.7722
February	1.4413	1.4136	1.5753	1.8603	1.9229	1.7467
March	1.4205	1.4264	1.5813	1.8375	1.8904	1.7344
April	1.4302	1.4577	1.5968	1.7783	1.9108	1.8104
May	1.4179	1.4623	1.6400	1.8378	1.8236	1.8737
June	1.4055	1.5306	1.6508	1.8149	1.7928	1.8454
July	1.4273	1.5579	1.6070	1.8226	1.7578	1.8661
August	1.4551	1.5505	1.5795	1.7930	1.7886
September	1.4664	1.5684	1.6727	1.8057	1.7651
October	1.4523	1.5621	1.6933	1.8316	1.7735
November	1.4250	1.5559	1.7234	1.9115	1.7271
December	1.4543	1.6095	1.7913	1.9302	1.7208

The following graph sets forth the historical performance of the GBP/USD Exchange Rate presented in the preceding table. This historical information is not necessarily indicative of the future performance of the GBP/USD Exchange Rate. On August 25, 2006, at 10:00 a.m., New York City time, the GBP/USD Exchange Rate was 1.89.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). If a partnership holds the Notes the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to characterize and treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this characterization and tax treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization and tax treatment of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization and tax treatment of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization and treatment of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

Payments of Interest. For the reasons discussed below, payments of interest on a Note generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

The following summary is based upon final Treasury regulations (the “OID Regulations”) released by the IRS under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Under the OID Regulations, debt instruments having terms similar to the Notes (hereinafter “Variable Notes”) are subject to special rules whereby a Variable Note will qualify as a “variable rate debt instrument” if:

•	its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount and

•	it provides for stated interest, paid or compounded at least annually, at current values of:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A “current value” of an objective rate is the value of the objective rate on any day that is no earlier than 3 months prior to the first day on which the value is in effect and no later than one year following that first day. Based upon the foregoing, the Notes should qualify as variable rate debt instruments which provide for stated interest at current values of a single objective rate.

If a Variable Note that provides for stated interest at a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument” under the OID Regulations, and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. In general, payments of qualified stated interest are includible in a U.S. Holder’s income as interest at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Thus, a Variable Note that provides for stated interest at a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” under the OID Regulations, such as the Notes, will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a “true” discount (i.e., at a price below the Variable Note’s stated principal amount) in excess of a specified de minimis amount. Since the Notes will be originally issued at a price equal to $10 per Note, the Notes will be treated as providing only for qualified stated interest and not as having been issued with original issue discount. In the case of a Variable Note that provides for a single objective rate, the specific amount of qualified stated interest that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the objective rate is a fixed rate equal to a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Sale, Exchange or Redemption of the Notes. Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of any such gain or loss will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and (b) the U.S. Holder’s adjusted tax basis in the Note, except to the extent that any such gain or loss is attributable to accrued but unpaid interest, which will be taxable as such. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the U.S. Holder’s original purchase price paid for the Note. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder as a capital asset for more than one year as of the date of the sale, exchange or redemption. The deductibility of capital losses is subject to certain limitations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-

financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and interest, if any.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005 and the three-month and six-month periods ended June 30, 2006 and July 1, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-11
Calculation Agent	PS-3
Call Date	PS-4
GBP/USD Exchange Rate	PS-1
Notes	PS-1
Observation Date	PS-3
Pricing Date	PS-3
Starting Value	PS-4
Trigger Level	PS-4

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Callable Target Return Notes

Linked to the British Pound/United States Dollar Exchange Rate

due October     , 2009

(the “Notes”)

$10 principal amount per unit

PRICING

SUPPLEMENT

Merrill Lynch & Co.

September     , 2006